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Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the Commission.

EXHIBIT 2.5

November 20, 2001

Fremantle International Distribution Ltd.
1 Stephen Street
London, W1P 1PJ UK

Attention: Mr. Ian Ousey

Dear Mr. Ousey:

RE:	TERMS OF DEBT RESTRUCTURING BETWEEN PEACE ARCH ENTERTAINMENT GROUP INC. ("PAE") AND FREMANTLEMEDIA ENTERPRISES LTD. (formerly Pearson Television International Ltd.) ("FREMANTLE")

        We hereby offer to settle your indebtedness on the following terms and conditions:

1.
PAE and Fremantle will acknowledge that the indebtedness of PAE to Fremantle is as follows:

a)
PAE owes Fremantle the sum of $6,279,116 in respect of Revenue allocation or such other balance that is agreed between PAE and Fremantle; and

b)
PAE and First Wave Productions Inc., jointly and severally owe Fremantle the sum of $336,559 in respect of underages. ($523,000 net of production amounts due from Fremantle of $186,441), or such other balances that are agreed between PAE and Fremantle.

(collectively the "Amounts").

2.
Commencing on December 1, 2001, interest will accrue on the Amounts at 10% per annum and commencing on January 1, 2002, and continuing on the first day of each and every month thereafter, interest will be paid by PAE at a rate of 8.5% per annum until such time as the Subordinate Lenders have been paid in full (the "Full Payment Date"). Thereafter, on the first day of each and every month, interest will be paid at the rate of 10% per annum. The accrued unpaid interest (accrued from December 1, 2001 until the Full Payment Date) in the amount of 1.5% per annum (the "Deferred Interest"), if not already prepaid pursuant to paragraph 7, will be paid in full on the Full Payment Date.

3.
As security for payment of the Amounts and all interest accruing thereunder:

a)
PAE will grant a security interest in all of its present and after acquired personal property, which security interest will be subordinate only to the security interest of Royal Bank of Canada and the Subordinate Lenders;

  b)
  PAE will cause its production companies listed in Schedule A to grant a security interest in the copyrights identified in that schedule.

4.
PAE will make the following minimum principal payments on the Amounts:
a)	on December 1, 2001	$150,000.00
b)	on March 1, 2002	$100,000.00
c)	on August 31, 2002	$500,000.00	*
d)	on December 31, 2002	$1,000,000.00
e)	on June 30, 2003	$1,000,000.00
f)	on December 31, 2003	$1,000,000.00
g)	on March 31, 2004	$1,500,000.00
h)	on June 30, 2004	$1,365,675.00

*
This payment will be made only in the event that the Subordinate Lenders have been repaid in full, unless such principal payment is agreed by Working Opportunities Fund. Payments of principal that would otherwise be paid to the Subordinate Lenders in respect of Messrs. White and Gamble will be paid to Fremantle to reduce the principal payment due on August 31, 2002, until such time that the other Subordinate Lenders have been repaid in full. At such time, that the other Subordinate Lenders have been repaid in full, all principal amounts of subordinate debt due to Messrs. White and Gamble shall not exceed 18% per annum.

5.
PAE will arrange to obtain priority for Fremantle as follows:

(a)
* * *(1)

(1)
Confidential material redacted and filed separately with the Commission.

(b)
PAE will cause the Subordinate Lenders to confirm that Fremantle is entitled to priority in respect of all revenues generated from the distribution of the First Wave episodes in the United States.

6..
After PAE has retired the indebtedness of the Subordinate Lenders, PAE is prepared to accelerate the repayment schedule set forth in paragraph 4 as follows:

(a)
* * *(2);

(2)
Confidential material redacted and filed separately with the Commission.

(b)
* * *(3); and

(3)
Confidential material redacted and filed separately with the Commission.

(c)
PAE will pay 100% of the loan proceeds (estimated at $1,000,000.00) from receipt of a loan secured by a mortgage on the real property owned by 552552 BC Ltd. which amount is expected to be received by December 31, 2003.

7.
PAE may at any time prepay the Amounts, or any portion thereof, without notice, bonus or penalty. Any partial repayment will be applied firstly to the Deferred Interest and then to the last payment, unless otherwise agreed between PAE and Fremantle.

8.
Fremantle may appoint at its discretion a representative to sit on the Board of Directors of PAE or an observer to attend meetings of the Board of Directors.

9.
Until Fremantle is repaid in full, PAE will not issue any dividends.

10.
If PAE complies with all of the terms and conditions set forth above, Fremantle will forbear from commencing any proceedings against PAE (including its affiliates), or their directors, officers, employees or representatives.

        This offer is open for acceptance until Monday, November 19, 2001. This transaction is to complete on or before November 30, 2001 concurrently with refinancing of the subordinated debt. Please acknowledge your acceptance by signing, and returning, this letter. We confirm we have obtained approval of the Board of Directors of PAE.

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.

/S/JULIET JONES

Chief Executive Officer

Enclosures

Agreed and accepted this 20th day of November, 2001.

FremantleMedia Enterprises Ltd.

per:	/S/ SARAH TINGAY
title:	Director

SCHEDULE "A"

Single Purpose Production Company (All B.C. Registered companies)	Name of Production	Copyright Ownership
Diva Productions Inc.	"Big Sound" 22 eps.	80%
Immortal Productions Inc.	"The Immortal" 22 eps	80%
Animal Miracles Productions Inc.	"Animal Miracles With Alan Thicke" 26 eps	100%
Dead Man's Gun Productions Inc.	"Dead Man's Gun 1" 22 eps.	100%
D.M.G. Too Productions Inc.	"Dead Man's Gun 2" 22 eps.	100%
First Wave Productions Inc.	"First Wave" 66 episodes	100%
Citizen Productions Inc.	"Citizen Shame" 1 hr. doc	100%
Harm's Way Productions Inc.	"Harm's Way" 1 hr. doc	100%
Mall World Productions Inc.	"Mall World" 1 hr. doc	100%
Ronnie & Julie Productions Inc.	"Ronnie & Julie: 2 hr. movie	100%
Corpus Productions Inc. (California registered company)	"Christy Movies" 3 X 2hr	100%
Prisoner of Zenda Productions Inc.	"Prisoner of Zenda" 2 hr. movie	100%

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EXHIBIT 2.5